AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 2000
                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         FORM S-2 REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933
                             ----------------------


                             SAMUELS JEWELERS, INC.
             (Exact Name of Registrant as Specified in its Charter)

               DELAWARE                                          5944                                        95-3746316
     (State or Other Jurisdiction                    (Primary Standard Industrial                         (I.R.S. Employer
  of Incorporation or Organization)                  Classification Code Number)                       Identification Number)
         2914 MONTOPOLIS DRIVE                                ROBERT HERMAN                            PLEASE SEND COPIES OF ALL
               SUITE 200                                 VICE PRESIDENT-FINANCE                            COMMUNICATIONS TO:
          AUSTIN, TEXAS 78741                       2914 MONTOPOLIS DRIVE, SUITE 200                    CHARLES E. HARRELL, ESQ.
            (512) 369-1400                                 AUSTIN, TEXAS 78741                           JEFFREY HOPKINS, ESQ.
   (Address, Including Zip Code, and                         (512) 369-1400                            WEIL, GOTSHAL & MANGES LLP
Telephone Number, Including Area Code,      (Name, Address, Including Zip Code, and Telephone          700 LOUISIANA, SUITE 1600
            of Registrant's                           Number, Including Area Code,                        HOUSTON, TEXAS 77002
     Principal Executive Offices)                         of Agent For Service)                              (713) 546-5000

                                 ---------------

       Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the Registration Statement.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
==================================== ================= ============================ ======================= =======================
        Title of Each Class of            Amount        Proposed Maximum Offering      Proposed Maximum           Amount of
      Securities to be Registered         to be            Price Per Share(1)         Aggregate Offering         Registration
                                        Registered                                         Price(2)                  Fee
------------------------------------ ----------------- ---------------------------- ----------------------- -----------------------
Common Stock, $.001 par value per       2,630,940                  --                   $ 4,604,145.00            $ 1,152.00
share........
==================================== ================= ============================ ======================= =======================

(1) In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the proposed maximum offering price per share is not included in this table.
(2) Estimated, in accordance with Rule 457(c) of the Securities Act of 1933, solely for the purpose of determining the registration fee.

--------------------------------------------------------------------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------

21901.0001

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD BY THE SELLING STOCKHOLDERS UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING ANY OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

                                 [Samuels Logo]

                          A 100 Year Diamond Tradition
                        2914 Montopolis Drive, Suite 200
                               Austin, Texas 78741
                                 (512) 369-1400

                        2,630,940 SHARES OF COMMON STOCK
                                ----------------

           This Prospectus is being delivered in connection with the offering of 2,630,940 shares of common stock, par value $0.001 per share, of Samuels Jewelers, Inc. The shares may be offered from time to time by certain selling stockholders. The selling stockholders reserve the right to accept or reject any proposed purchase of the shares. To the extent required under the Securities Act of 1933, as amended, material information amending the content of this Prospectus, including any changes to the identities of the selling stockholders, or additionally supplied with respect to a particular offer shall be set forth to the in a supplement to this Prospectus.

           Since the shares are being offered on a delayed or continuous basis under Rule 415 of the Securities Act, we cannot provide information about the price of the shares or proceeds to the selling stockholders.

           The selling stockholders and any brokers or dealers acting on their behalf may be deemed underwriters under the Securities Act, in which case commissions paid to the brokers may be deemed underwriting commissions under the Securities Act. The proceeds to the selling stockholders will be the selling price of the shares sold less any discounts or commissions.

           We cannot assure that any of the shares registered under this Prospectus will be sold. We will receive none of the proceeds from the sale of the shares, but we will pay the expenses for their registration.

           Our common stock trades on Nasdaq's OTC Bulletin Board(R) under the symbol "SMJW". The closing sales price of our stock was $ _____ per share on _________, 200[_].

           This investment involves a high degree of risk. You should read this Prospectus carefully before you make your investment decision.

           SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF FACTORS THAT PROSPECTIVE PURCHASERS SHOULD CONSIDER.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                                ----------------

                       Prospectus dated ____________, 200[_]

                                TABLE OF CONTENTS

                                                               Page
                                                         -------------------
Risk Factors
Disclosure Regarding Forward-Looking Statements
Use of Proceeds
Dilution
Description of Capital Stock
Plan of Distribution
Where You Can Find More Information
Legal Matters
Experts

           Samuels has not authorized any person to provide information or make any representation about this offering that is not in this Prospectus. Prospective investors should rely only on the information contained in this Prospectus. This Prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is prohibited. Information in this Prospectus is correct only as of its date, regardless of when any later offer or sale occurs.

                                  RISK FACTORS

           In addition to the other information contained in this documents and the documents incorporated by reference, you should carefully consider the following risk factors before you decide how to vote on the proposed transactions. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.


WE HAVE A HISTORY
OF OPERATING LOSSES.    o       Our predecessor, Barry's Jewelers, Inc. (the
                                "Predecessor"), emerged on October 2, 1998 from bankruptcy proceedings. Our Predecessor also had emerged from bankruptcy proceedings just over six years ago in 1992. We believe that our predecessor's lack of success may be attributed to the following factors:

                                -     failed merchandising programs;

                                -     poor credit underwriting practices;

                                -     cash flow constraints;

                                -     excessive collection costs;

                                -     poor inventory controls and below
                                      average percentage of consignment
                                      inventory;

                                -     executive attrition;

                                -     restrictive financing arrangements; and

                                -     ineffective investments in technology
                                      and resulting excessive administrative
                                      costs.

                                Nevertheless, we cannot guarantee over time that we will be able consistently to correct the foregoing problems. Moreover, in the fiscal years ended since we emerged from bankruptcy on October 2, 1998, we have experienced operating losses.

WE ARE HEAVILY DEPENDENT
ON A SINGLE SOURCE FOR  o       On October 2, 1998, the Company entered into a
                                three year, $50 FUNDS. million financing agreement with Foothill Capital Corporation.
                                Samuels subsequently reduced, at its option, the line of credit under the financing agreement to $40 million in August 1999. As of December 1,
                                2000, Samuels had approximately $26.2 million of long-term debt and $5 million available for borrowing under the financing agreement based upon existing collateral. Samuels relies heavily on this source of funding and would likely suffer significant financial difficulty if restrictions were imposed on its ability to receive further amounts under the financing agreement or were it to suffer an event of default under the financing agreement.

OUR CREDIT FACILITY
IMPOSES SIGNIFICANT
RESTRICTIONS UPON US.   o       Our revolving loan agreement contains certain
                                covenants that limit our activities with regard to the following:

                                -     incurrence of additional indebtedness;

                                -     the payment of dividends;

                                -     the redemption of capital stock;

                                -     the making of certain investments;

                                -     the issuance of guarantees;

                                -     transactions with affiliates;

                                -     asset sales; and

                                -     certain mergers and consolidations.

                                In addition, the revolving loan agreement contains other restrictive covenants which require us to satisfy certain financial tests. Our ability to comply with such covenants and to satisfy such financial tests may be affected by events beyond our control.

                        o A breach of any of the covenants under our revolving loan agreement could result in an event of default. In the event of a default under the revolving loan agreement, the lenders could elect to declare all amounts borrowed, together with accrued interest, to be immediately due and payable and could terminate all commitments thereunder.


WE MAY BE
UNSUCCESSFUL IN
INTEGRATING SEVERAL
RECENTLY COMPLETED
ACQUISITIONS.           o       In fiscal year 2000, we acquired several new
                                stores and related assets and we cannot assure that over time the assets or businesses we acquired will be successfully integrated.
                                Samuels management team may not have experience with the acquired assets or businesses and may not be able to integrate the operations of those assets or businesses without a loss of key officers, employees, customers or suppliers, a loss of revenues, an increase in operating or other costs or other difficulties. Samuels may not successfully realize any operating efficiencies and other benefits that it may expect from acquisitions. Any difficulties
                                Samuels may incur in the integration of assets or business it acquires could have an adverse effect on its business, results of operations or financial condition.


WE OPERATE IN THE
HIGHLY COMPETITIVE
RETAIL JEWELRY MARKET.  o       Numerous other companies, including publicly and
                                privately held independent stores and small retail chains, department stores, catalog showrooms, direct mail suppliers and television home shopping networks, compete against us on both national and regional levels. Certain of our competitors are much larger than us and have greater financial resources.

WE DEPEND
SIGNIFICANTLY
UPON CERTAIN SEASONAL
SALES' PERIODS.         o       We greatly depend on the success of our
                                "Christmas selling season" for our success. The success of our Christmas season depends on many factors beyond our control, including general economic conditions and industry competition.
                                Sales during the Christmas selling season typically account for approximately 25% of net sales and almost all of annual earnings.

THE MARKET FOR
SHARES OF OUR
COMMON STOCK IS
SUBJECT TO
UNCERTAINTY AND
INSTABILITY.            o       Our common stock may lack a healthy market
                                because our Predecessor underwent two separate
                                Chapter 11 reorganizations in a six-year time span. These two bankruptcy proceedings may create a lack of confidence in our future performance and, correspondingly, in the market for our shares.

                        o Nasdaq National Market suspended trading in our Predecessor's common stock on July 11, 1997. Neither our Predecessor's nor Samuels' common stock has traded on a national exchange or on Nasdaq's National Market or Small Cap markets since that time. Our Predecessor traded on the "pink sheets" following its delisting until it was merged into Samuels. While our common stock now trades on Nasdaq's OTC Bulletin Board(R), we cannot ensure that the market for our common stock will be as liquid as if it traded on a national exchange or on Nasdaq's National Market or Small Cap markets.

WE DEPEND
SIGNIFICANTLY
ON KEY PERSONNEL.       o       In 1997, we hired Randy N. McCullough, our
                                President and Chief Executive Officer, and we retained or recruited a number of other senior executives and other key employees. These executives and employees have been instrumental in designing and implementing our current initiatives and strategies. The loss of services of Mr. McCullough and other key executives and employees could have a material adverse effect on our results of operations and financial condition. We do not maintain key-man life insurance on our senior executives or other key employees. We cannot assure that we will be able to attract and retain qualified personnel as need in the future. As of the date of this Prospectus, we are conducting a search for a chief financial officer of the Company.

WE MAY NOT BE
ABLE TO TAKE
ADVANTAGE OF
CERTAIN TAX LOSS
CARRYFORWARDS.          o       In the event of an ownership change of a
                                corporation, the Internal Revenue Code places potential limitations on the new owner's use of the net operating losses that the corporation incurred prior to the ownership change. This may limit Samuels's use of net operating losses previously incurred.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

           This document and the documents incorporated by reference in this Prospectus contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include the information concerning possible or assumed future results or operations of Samuels set forth under "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in those documents incorporated by reference in this Prospectus. Samuels claims the protection of the disclosure liability safe harbor for forward-looking statement contained in the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including particularly those important factors set forth under the heading "Risk Factors."

                                 USE OF PROCEEDS

           The net proceeds of the offering cannot be determined because the shares are being offered on a delayed or continuous basis. We will not receive any proceeds from the sale of shares by the selling stockholders.

                              SELLING STOCKHOLDERS

           We issued the shares of common stock covered by this Prospectus in a private placement. The following sets forth, to our knowledge, certain information about the selling stockholders as of December 6, 2000. The percentage of beneficial ownership set forth in the table is based on a total of 7,969,185 shares of common stock outstanding as of December 6, 2000.

           Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares. Shares of common stock issuable under warrants and options that are exercisable within 60 days after December 6, 2000 are deemed outstanding for computing the percentage ownership of the stockholder holding the warrants or options but are not deemed outstanding for computing the percentage ownership of any other stockholder. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

                                        Shares of Common Stock                                       Shares of Common Stock
                                          Beneficially Owned                                        to be Beneficially Owned
                                          Prior to Offering                Number of Shares             After Offering(1)
          Name of                 -----------------------------------      of Common Stock      ----------------------------------
    Selling Stockholder              Number            Percentage           Being Offered          Number            Percentage
-----------------------------     --------------     ----------------     ------------------    --------------     ---------------
B III Capital Partners,
L.P(2) . . . . . . . . . .            3,235,150             40.60%             1,523,811            1,711,339           22.24%
B III-A Capital Partners,
L.P(2) . . . . . . . . . .              571,429              7.17%               571,429        0         x                 0%
Shane Manilal(2) . . . . .              190,500              2.40%               190,500        0         x                 0%
Timor Finance Company(3) .               57,200                 **                57,200        0         x                 0%
Weil, Gotshal & Manges
LLP(4) . . . . . . . . . .               43,000                 **                43,000        0         x                 0%
Leo Schachter(3) . . . . .               39,000                 **                39,000        0         x                 0%
Leon Wolfe(3)  . . . . . .                2,000                 **                 2,000        0         x                 0%
Randy N. McCullough(5) . .              293,500              3.68%               150,000              143,500             1.8%
Paul Hart(5) . . . . . . .               57,500                 **                25,000               32,500               **
Chad Haggar(5) . . . . . .               53,119                 **                20,000               33,119               **
David Eisenberg(5) . . . .               10,000                 **                 5,000                5,000               **
Bill Hanosh(5) . . . . . .                2,000                 **                 2,000                    0               0%
Steve Wiser(5) . . . . . .                2,000                 **                 2,000                    0               0%


------------

**         Less than one percent.

(1) We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this Prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we can not estimate the number of shares that will be held by the selling stockholders after the completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering none of the shares covered by this Prospectus will be held by the selling stockholders.

(2) Both of B III Capital Partners, L.P. and B III-A Capital Partners, L.P. are funds managed by DDJ Capital Management, LLC ("DDJ"), which may be deemed to be the beneficial owner of the shares offered by such funds. In addition, DDJ manages other funds with beneficial ownership of an additional 87,500 shares of Common Stock (or an additional 1.10% percent of the Company's outstanding Common Stock prior to the offering). Even after the sale of the shares by B III Capital Partners, L.P. and B III-A Capital Partners, L.P. pursuant to this offering, DDJ may be deemed to have beneficial ownership, assuming that the number of shares of outstanding Common Stock remain the same and that there have been no further sales of shares by funds managed by DDJ, of approximately 22.57% of the outstanding Common Stock of the Company. David J. Breazzano, a principal of DDJ, and Wendy T. Landon, a vice president of DDJ, serve on the Company's board of directors.

(3) Shane Manilal, Timor Finance Company, Leo Schachter and Leon Wolfe are all vendors, or affiliates thereof, of retail jewelry merchandise with which the Company has enjoyed a business relationship in the last three years.

(4) Weil, Gotshal & Manges LLP is a law firm that has provided legal services for the Company, including services relating to corporate and securities transactions, over the last three years.

(5) Both David Eisenberg and Randy N. McCullough are directors of the Company and Randy N. McCullough, Paul Hart, Chad Haggar, Bill Hanosh and Steve Wiser are all employees of the Company. Randy N. McCullough serves as the Company's President and Chief Executive Officer, and he has served in such positions since the Company's inception in August 1998 and he previously served the Company's Predecessor in such capacity. Paul Hart is the Company's Senior Vice President--Management Information Systems, and he has served in such capacity since the Company's inception and he previously served the Predecessor in such capacity. Chad Haggar is the Company's Senior Vice President--Operations, and he has served in such capacity since the Company's inception and he previously served the Predecessor in such capacity.

                                    DILUTION

           The shares offered in this Prospectus are validly issued, fully paid and nonassessable shares of the Company's Common Stock. The sale by the selling stockholders will not serve to dilute current equity positions in the Company.

                          DESCRIPTION OF CAPITAL STOCK

           The following description of our common stock summarizes the material terms and provisions such stock. For complete terms and provisions of our common stock, please refer to our certificate of incorporation and bylaws that are incorporated by reference into the registration statement of which this Prospectus is a part.

Common Stock

           Samuels is authorized to issue up to 20,000,000 shares of common stock, $.001 par value per share. As of the date of this Prospectus, there were 7,969,185 shares of common stock issued and outstanding.

           Holders of Samuels common stock are entitled to one vote for each share held, are not entitled to cumulative voting for the purpose of electing directors and have no preemptive or similar right to subscribe for, or to purchase, any shares of common stock or other securities to be issued by Samuels in the future. Accordingly, the holders of more than 50% in voting power of the shares of common stock voting generally for the election of directors will be able to elect all of Samuels' directors.

           Holders of Samuels common stock have no exchange, conversion, or preemptive rights, and such shares are not subject to redemption. All outstanding shares of Samuels common stock are, and upon issuance the Common Stock offered hereby will be, duly authorized, validly issued, fully paid and nonassessable. Subject to the prior rights, if any, of holder of any outstanding class or series of capital stock having a preference in relation to the common stock as to distributions upon the dissolution, liquidation and wind-up of Samuels and as to dividends, holder of Samuels common stock are entitled to share ratably in all assets of Samuels that remain after payment in full of all debts and liabilities of Samuels, and to receive ratably such dividends, if any, as may be declared by Samuels' board of directors from time to time out of funds and other assets legally available for such purpose.

           Samuels common stock currently trades on Nasdaq's OTC Bulletin Board under the symbol "SMJW".

Dividend Policy

           Samuels intends to retain its earnings to provide funds for reinvestment in its business and, therefore, does not anticipate declaring or paying cash dividends in the foreseeable future. Any payment of the dividends by Samuels will be subject to the then existing business conditions and the business results, cash requirements and financial condition of Samuels, and will be at the discretion of its board of directors. Under Samuels' working capital facility with Foothill Capital Corporation and certain lenders party thereto, Samuels is prohibited from paying dividends.

Transfer Agent and Registrar

           Wells Fargo Bank Minnesota, N.A. is the transfer agent and registrar for Samuels common stock.

Preferred Stock

           Samuels board of directors may, without action by the holders of Samuels common stock, authorize the issuance of up to 20,000,000 shares of preferred stock, $.001 par value per share, in one or more series. The board of directors may establish the number of shares to be included in each such series and to fix the designations, preferences, relative, participating, optional and other special rights of the shares of each such series and the qualifications, limitations and restrictions of the shares of each such series. Such matters may include, among others, voting rights, coversion and exchange privileges, dividend rates, redemption rights, sinking fund provisions and liquidation rights that could be superior and prior to Samuels common stock.

Certain Effects of Authorized But Unissued Stock

           As the description of the Samuels common and preferred stock indicates, Samuels has shares of both available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including use in future public offerings to raise additional capital, corporate acquisitions or being paid as dividends on Samuels outstanding capital stock.

           The existence of unissued and unreserved common stock and preferred stock may enable Samuels board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of Samuels by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management.

Delaware Business Combination Statute

           Samuels is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents any "interested stockholder" from engaging in a "business combination" with a Delaware corporation for a three-year period following the time that such person becomes an interested stockholder, unless:

o before such time that the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in such person becoming an interested stockholder;

o upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding stock held by directors, officers and certain employee stock plans; or

o at or following the transaction in which the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and the affirmative vote of stockholders of not less than 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder.

           An interested stockholder generally is defined under Section 203 to mean any person, together with any affiliates or associates, that:

        - is the owner of 15% or more of the outstanding voting stock of the corporation or

        - is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date.

Under Section 203, the restrictions described above do not apply to certain business combinations proposed by an interested stockholder following the announcement (or notification) of one of certain extraordinary transactions involving a corporation and a person who became an interested stockholder with the approval of the corporation's directors or at a time when the restrictions imposed by Section 203 did not apply, and which transactions are approved or not opposed by a majority of the members of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

                              PLAN OF DISTRIBUTION

           The selling stockholders, or their pledgees, donees, transferees or any of their successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non sale-related transfer after the date of this Prospectus (all of whom may be selling stockholders), may sell the shares of common stock from time to time on any stock exchange or automated interdealer quotation system on which the shares of common stock are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the shares of common stock by one or more of the following methods, without limitation:

o block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker dealer as principal and resale by the broker or dealer for its own account pursuant to this Prospectus;

o an exchange distribution in accordance with the rules of any stock exchange on which the shares are listed;

o ordinary brokerage transactions and transactions in which the broker solicits purchases;

o       privately negotiated transactions;

o       short sales;

o through the writing of options on the shares of common stock, whether or not the options are listed on an options exchange;

o through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

o one or more underwritten offerings on a firm commitment or best efforts basis; and

o       any combination of any of these methods of sale.

           The selling stockholders may also transfer the shares of common stock by gift. The Company does not know of any arrangements by the selling stockholders for the sale of any of the shares.

           The selling stockholder may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares of common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per share. If the broker-dealer is unable to sell shares acting as agent for a selling stockholder, it may purchase as principal any unsold shares of common stock at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then-prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

           From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of selling stockholder's shares offered under this Prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder's shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares of common stock short, and, in those instances, this Prospectus may be delivered in connection with the short sales and the shares offered under this Prospectus may be used to cover short sales.

           To the extent required under the Securities Act, the aggregate amount of selling stockholders' shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchaser of selling stockholders' shares of securities, for whom them may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

           The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions.

           A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares of common stock offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares of common stock offered hereby so loaned or, upon a default, may sell or otherwise transfer the pledged shares that are being offered hereby.

           The selling stockholders and other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the securities.

           Pursuant to a Registration Rights Agreement with B III Capital Partners, L.P., B III-A Capital Partners, L.P. and Weil, Gotshal & Manges LLP, the Company agreed to cause the Registration Statement to include a resale Prospectus that would permit the selling stockholders to sell the offered shares without restriction and to keep the Registration Statement continuously effective for a certain period. The Company has agreed to pay certain expenses in connection with such registration, including (1) all registration and filing fees, (2) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the securities registered), (3) printing expenses, (4) internal expenses of the Company (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), (5) reasonable fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company (including he expenses of any special audits or comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters but excluding costs associated with special audits), (6) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration,
(7) fees and expenses in connection with any review of underwriting arrangements by the National Association of Securities Dealers, Inc. including fees and expenses of any "qualified independent underwriter" in connection with an underwritten offering and (8) fees and disbursements of underwriters customarily paid by issuers or sellers of securities in connection with an underwritten offering. The Company will not be responsible for any underwriting fees, discounts or commissions in connection with an underwritten offering and broker-dealer concessions, commissions and allowances and marketing expenses. The Company and the selling stockholders have agreed to indemnify each other and certain other persons against certain liabilities in connection with the offering of the offered shares including liabilities arising under the Securities Act. In connection with an underwritten offering, the Company has agreed to indemnify any underwriter thereof and certain other persons to the same extent as provided with respect to the indemnification of the selling stockholder(s) if such underwriter agrees to indemnify the Company to the same extent as provided with respect to the indemnification of the Company by such selling stockholder(s).

           In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

           The Company will not receive any proceeds from the sales of any of the shares by the selling stockholders.

           The Company cannot assure you that the selling stockholders will sell all or any portion of the shares of common stock offered hereby.

                       WHERE YOU CAN FIND MORE INFORMATION

           Samuels files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any document Samuels files with SEC at the SEC's public reference rooms located at:

                             Room 1024, Judiciary Plaza
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

           You may also obtain copies of such material by mail at prescribed rates from the Public Reference Section of the SEC by writing to this address. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Samuels' SEC filings are also available to the public on the SEC's web site at "http://www.sec.gov."

           SEC rules and regulations permit Samuels to "incorporate by reference" information Samuels has previously filed with the SEC. This means that Samuels may disclose important information to you by referring to those filed documents rather than by repeating their content in full in this Prospectus. Samuels incorporates by reference the following documents:

        o       its Annual Report on Form 10-K for the year ended June 3, 2000;

        o its Quarterly Report on Form 10-Q for the quarter ended September 2, 2000.

Samuels will provide, without charge, a copy of any or all of the documents incorporated by reference in this Prospectus upon oral or written request directed to:

                        Samuels Jewelers, Inc.
                        2914 Montopolis Drive, Suite 200
                        Austin, Texas 78741
                        Attention: Corporate Secretary
                        (512) 369-1400

To obtain timely delivery, you must request the information no later than five business days before the date that you must make the investment decision. However, a copy of our Annual Report on Form 10-K for the year ended June 3, 2000 and our Quarterly Report on Form 10-Q for the quarter ended September 2, 2000 must accompany this Prospectus.

                                  LEGAL MATTERS

           Weil, Gotshal & Manges LLP, Houston, Texas, will pass on the validity of the Common Stock offered under this Prospectus.

           Weil, Gotshal & Manges LLP is also one of the Selling Stockholders under this Prospectus. Thus, while not employed by the Company in connection with the offering on a contingent basis, Weil, Gotshal & Manges stands to receive a financial benefit based upon the success of the offering.

                                     EXPERTS

           The financial statements and the related financial statement schedule incorporated in this Prospectus by reference from the Samuels Jewelers, Inc. Annual Report on Form 10-K for the year ended June 3, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

           YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH
DIFFERENT INFORMATION.
                                                                                                      2,795,940 SHARES
           WE DO NOT CLAIM THE ACCURACY OF THE INFORMATION IN THIS PROSPECTUS AS
OF ANY DATE OTHER THAN THE DATE STATED ON THE COVER OF
THIS PROSPECTUS.                                                                                           SAMUELS
                                                                                                A 100 Year Diamond Tradition
           WE ARE NOT OFFERING ANY SHARES OTHER THAN THOSE BEING                                    2914 Montopolis Drive
REGISTERED HEREIN.                                                                                        Suite 200
                                                                                                     Austin, Texas 78741
           WE ARE NOT OFFERING ANY SHARES IN ANY STATE WHERE THE OFFER IS NOT
PERMITTED.

                                                                                                         COMMON STOCK






                          --------------------
                           TABLE OF CONTENTS
                                                          PAGE
Risk Factors
Disclosure Regarding Forward-Looking Statements
Use of Proceeds
Dilution
Description of Capital Stock
Plan of Distribution
Where You Can Find More Information                                                                 -------------------
Legal Matters
Experts                                                                                             P R O S P E C T U S

                          --------------------                                                      -------------------

           SELLING STOCKHOLDERS ARE REQUIRED TO DELIVER A PROSPECTUS IF THEY
OFFER THEIR SHARES.



                                                                                                     --------------------

                                                                                                       ________, 200[_]


                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

           The following table sets forth the expenses to be borne by Samuels in connection with filing this registration statement. All such expenses, other than the SEC registration fee, are estimates.

SEC registration fee                                                               $          1,152
Transfer agents and transfer fees                                                  $            100
Legal fees and expenses                                                            $         25,000
Accounting fees and expenses                                                       $         10,000
Printing and engraving expenses                                                    $          1,000
Miscellaneous fees and expenses (including listing fees, if applicable)            $            500
                                                                                ---------------------
                     Total                                                         $         37,752
                                                                                        ===========


Item 15.  Indemnification of Directors and Officers.

           Section 145 of the Delaware General Corporation Law provides that a corporation may limit the liability of and indemnify its directors and officers against liability in a variety of circumstances. In accordance with Section 145, Samuels' Certificate of Incorporation contains provisions eliminating the personal liability of the directors except for liability for (i) a breach of his or her duty of loyalty to Samuels or to its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are unlawful under Delaware law and (iv) any transaction from which he or she receives an improper personal benefit.

           Samuels also maintains directors' and officers' liability insurance, which insures Samuels' directors and officers against certain liabilities that may arise from the performance of their respective duties, including liabilities associated with certain violations of securities laws.

Item 16.  Exhibits.

       Exhibit Number                         Description
       --------------                         -----------

            2.1 Order Confirming Original Disclosure Statement and Plan of Reorganization, dated April 30, 1998, Proposed by Barry's Jewelers, Inc., as modified, dated September 16, 1998 (with Plan attached.(1)

            2.2 Certificate of Ownership and Merger of Barry's Jewelers, Inc. with and into Samuels Jewelers, Inc. dated October 2, 1998.(1)

            3.1         Certificate of Incorporation of Samuels Jewelers,
                        Inc.(1)

            3.2         Bylaws of Samuels Jewelers, Inc.(1)

            5.1         Opinion of Weil, Gotshal & Manges LLP.(2)

            10.1(a) Loan and Security Agreement dated October 2, 1998, between Samuels Jewelers, Inc. and Foothill Capital Corporation, as agent for certain lenders party thereto.(1)

            10.1(b) Amendment Number One to Loan and Security Agreement entered into as of April 15, 1999, among Samuels Jewelers, Inc., Foothill Capital Corporation and the financial institutions listed on the signature pages thereto.(3)

            10.1(c) Amendment Number Two to Loan and Security Agreement entered into as of August 30, 1999, among Samuels Jewelers, Inc., Foothill Capital Corporation and the financial institutions listed on the signature pages thereto.(3)

            10.1(d) Amendment Number Three to Loan and Security Agreement entered into as of November 24, 1999, among Samuels Jewelers, Inc., Foothill Capital Corporation and the financial institutions listed on the signature pages thereto.(4)

            10.1(e) Amendment Number Four to Loan and Security Agreement entered into as of January 25, 2000, among Samuels Jewelers, Inc., Foothill Capital Corporation and the financial institutions listed on the signature pages thereto.(5)

            10.1(f) Amendment Number Five to Loan and Security Agreement entered into as of June 2, 2000, among Samuels Jewelers, Inc., Foothill Capital Corporation and the financial institutions listed on the signature pages thereto.(6)

            10.2 Warrant Agreement dated as of October 2, 1998 between Samuels Jewelers, Inc. and Norwest Bank Minnesota, N.A. as Warrant Agent(1)

            10.3 Registration Rights Agreement dated as of October 2, 1998 among Samuels Jewelers, Inc., The Galileo Fund, L.P., B III Capital Partners, L.P., DDJ Overseas Corporation, Paine Webber High Income Fund, Managed Yield Fund Inc., All-American Term Trust Inc. and Paine Webber Offshore Funds PLC, The High Income Fund.(1)

            10.4 Form of Investment Agreement for private placement in June 2000 of common stock with investors (excluding officers of Samuels Jewelers, Inc.)(6)

            10.5 Form of Samuels Jewelers, Inc. Stock Purchase Agreement for private placement in July 2000 of common stock with officers of Samuels Jewelers, Inc.(6)

            10.6 Registration Rights Agreement, dated as of June 21, 2000, by and among Samuels Jewelers, Inc., Weil, Gotshal & Manges LLP, B III Capital Partners, L.P. and B III-A Capital Partners, L.P.(6)

            10.7 Employment Agreement, dated as of October 2, 1998, between Samuels Jewelers, Inc. and Randy N. McCullough.(1)

            10.8 Employment Agreement, dated as of October 2, 1998, between Samuels Jewelers, Inc. and Chad C. Haggar.(1)

            10.9 Employment Agreement, dated as of October 2, 1998, between Samuels Jewelers, Inc. and Paul Hart.(1)

            10.10       Samuels Jewelers, Inc. Deferred Compensation Plan.(6)

            10.11       Samuels Jewelers, Inc. 1998 Stock Option Plan.(7)

            10.12 Samuels Jewelers, Inc. 1998 Stock Option Plan for Non-Employee Directors.(8)

            10.13 Private Label Credit Card Agreement between World Financial Network National Bank and Samuels Jewelers, Inc. dated as of July 27, 1999.(3)

            10.14 Purchase and Sale Agreement between World Financial Network National Bank and Samuels Jewelers, Inc. dated as of July 27, 1999.(3)

            13.1 Samuels Jewelers, Inc. Quarterly Report on Form 10-Q filed on October 17, 2000.(9)

            23.1        Consent of Deloitte & Touche LLP.(9)

            23.2        Consent of Weil, Gotshal & Manges LLP (contained in
                        Exhibit 5.1).(2)

            24.1        Powers of Attorney.(2)

-----------------------

(1) Incorporated by reference to Samuels Jewelers, Inc.'s Current Report on Form 8-K filed October 6, 1998.

(2)  Filed herewith.

(3) Incorporated by reference to Samuels Jewelers, Inc.'s Annual Report on Form 10-K for the year ended May 29, 1999.

(4) Incorporated by reference to Samuels Jewelers, Inc.'s Quarterly Report on Form 10-Q for the quarter ended November 27, 1999.

(5) Incorporated by reference to Samuels Jewelers, Inc.'s Quarterly Report on Form 10-Q for the quarter ended February 26, 2000.

(6) Incorporated by reference to Samuels Jewelers, Inc.'s Annual Report on Form 10-K for the year ended June 3, 2000.

(7) Incorporated by reference to Annex A of the Samuels Jewelers, Inc. Proxy Statement on Schedule 14A dated October 21, 1998.

(8) Incorporated by reference to Annex A of the Samuels Jewelers, Inc. Proxy Statement on Schedule 14A dated October 21, 1998.

(9)  To be filed by amendment.



Item 17.  Undertakings.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

           The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement,

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on December 29, 2000.


                                SAMUELS JEWELERS, INC.

                                By: /s/ Randy N. McCullough
                                    ---------------------------------------
                                    Randy N. McCullough
                                    President and Chief Executive Officer


           Pursuant to the requirements of the Securities Act, this registration statement has been signed on December 29, 2000 by the following persons in the capacities indicated.



        SIGNATURE                              TITLE
        ---------                              -----

 /s/ Randy N. McCullough         President, Chief Executive Officer
-----------------------------    (Principal Executive Officer) and Director
   Randy N. McCullough


 /s/ Robert J. Herman            Vice President -- Finance
-----------------------------    (Principal Financial Officer and Principal
    Robert J. Herman             Accounting Officer)


            *                    Chairman of the Board
-----------------------------
      David B. Barr


            *                    Director
-----------------------------
   David J. Breazzano



            *                    Director
-----------------------------
   David H. Eisenberg


            *                    Director
-----------------------------
     Wendy T. Landon


            *                    Director
-----------------------------
      Jerry Winston



*By: /s/ Randy N. McCullough
--------------------------------------
      (Attorney-in-Fact)

                                INDEX TO EXHIBITS

Exhibit Number                           Description
--------------                           -----------

    2.1        -    Order Confirming Original Disclosure Statement and Plan of
                    Reorganization, dated April 30, 1998, Proposed by Barry's
                    Jewelers, Inc., as modified, dated September 16, 1998 (with
                    Plan attached).(1)

    2.2        -    Certificate of Ownership and Merger of Barry's Jewelers,
                    Inc. with and into Samuels Jewelers, Inc. dated October 2,
                    1998.(1)

    3.1        -    Certificate of Incorporation of Samuels Jewelers, Inc.(1)

    3.2        -    Bylaws of Samuels Jewelers, Inc.(1)

    5.1        -    Opinion of Weil, Gotshal & Manges LLP.(2)

   10.1(a)     -    Loan and Security Agreement dated October 2, 1998, between
                    Samuels Jewelers, Inc. and Foothill Capital Corporation, as agent for certain lenders party thereto.(1)

   10.1(b)     -    Amendment Number One to Loan and Security Agreement entered into as of April 15, 1999, among Samuels Jewelers, Inc.,
                    Foothill Capital Corporation and the financial institutions listed on the signature pages thereto.(3)

   10.1(c)     -    Amendment Number Two to Loan and Security Agreement entered into as of August 30, 1999, among Samuels Jewelers, Inc.,
                    Foothill Capital Corporation and the financial institutions listed on the signature pages thereto.(3)

   10.1(d)     -    Amendment Number Three to Loan and Security Agreement
                    entered into as of November 24, 1999, among Samuels
                    Jewelers, Inc., Foothill Capital Corporation and the financial institutions listed on the signature pages thereto.(4)

   10.1(e)     -    Amendment Number Four to Loan and Security Agreement entered into as of January 25, 2000, among Samuels Jewelers, Inc.,
                    Foothill Capital Corporation and the financial institutions listed on the signature pages thereto.(5)

   10.1(f)     -    Amendment Number Five to Loan and Security Agreement entered into as of June 2, 2000, among Samuels Jewelers, Inc.,
                    Foothill Capital Corporation and the financial institutions listed on the signature pages thereto.(6)

   10.2        -    Warrant Agreement dated as of October 2, 1998 between
                    Samuels Jewelers, Inc. and Norwest Bank Minnesota, N.A. as
                    Warrant Agent(1)

   10.3        -    Registration Rights Agreement dated as of October 2, 1998
                    among Samuels Jewelers, Inc., The Galileo Fund, L.P., B III
                    Capital Partners, L.P., DDJ Overseas Corporation, Paine
                    Webber High Income Fund, Managed Yield Fund Inc.,
                    All-American Term Trust Inc. and Paine Webber Offshore Funds
                    PLC, The High Income Fund.(1)

   10.4        -    Form of Investment Agreement for private placement in June
                    2000 of common stock with investors (excluding officers of Samuels Jewelers, Inc.)(6)

   10.5        -    Form of Samuels Jewelers, Inc. Stock Purchase Agreement for
                    private placement in July 2000 of common stock with officers of Samuels Jewelers, Inc.(6)

   10.6        -    Registration Rights Agreement, dated as of June 21, 2000, by and among Samuels Jewelers, Inc., Weil, Gotshal & Manges
                    LLP, B III Capital Partners, L.P. and B III-A Capital
                    Partners, L.P.(6)

   10.7        -    Employment Agreement, dated as of October 2, 1998, between
                    Samuels Jewelers, Inc. and Randy N. McCullough.(1)

   10.8        -    Employment Agreement, dated as of October 2, 1998, between
                    Samuels Jewelers, Inc. and Chad C. Haggar.(1)

   10.9        -    Employment Agreement, dated as of October 2, 1998, between
                    Samuels Jewelers, Inc. and Paul Hart.(1)

   10.10       -    Samuels Jewelers, Inc. Deferred Compensation Plan.(6)

   10.11       -    Samuels Jewelers, Inc. 1998 Stock Option Plan.(7)

   10.12       -    Samuels Jewelers, Inc. 1998 Stock Option Plan for
                    Non-Employee Directors.(8)

   10.13       -    Private Label Credit Card Agreement between World Financial
                    Network National Bank and Samuels Jewelers, Inc. dated as of
                    July 27, 1999.(3)

   10.14       -    Purchase and Sale Agreement between World Financial Network
                    National Bank and Samuels Jewelers, Inc. dated as of July
                    27, 1999.(3)

   13.1        -    Samuels Jewelers, Inc. Quarterly Report on Form 10-Q filed on October 17, 2000.(9)

   23.1        -    Consent of Deloitte & Touche LLP.(9)

   23.2        -    Consent of Weil, Gotshal & Manges LLP (contained in Exhibit
                    5.1).(2)

   24.1        -    Powers of Attorney.(2)


-----------------------

(1) Incorporated by reference to Samuels Jewelers, Inc.'s Current Report on Form 8-K filed October 6, 1998.

(2)  Filed herewith.

(3) Incorporated by reference to Samuels Jewelers, Inc.'s Annual Report on Form 10-K for the year ended May 29, 1999.

(4) Incorporated by reference to Samuels Jewelers, Inc.'s Quarterly Report on Form 10-Q for the quarter ended November 27, 1999.

(5) Incorporated by reference to Samuels Jewelers, Inc.'s Quarterly Report on Form 10-Q for the quarter ended February 26, 2000.

(6) Incorporated by reference to Samuels Jewelers, Inc.'s Annual Report on Form 10-K for the year ended June 3, 2000.

(7) Incorporated by reference to Annex A of the Samuels Jewelers, Inc. Proxy Statement on Schedule 14A dated October 21, 1998.

(8) Incorporated by reference to Annex A of the Samuels Jewelers, Inc. Proxy Statement on Schedule 14A dated October 21, 1998.

(9)  To be filed by amendment.



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